Filed by Allergan, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Inamed Corporation
Commission File No.: 1-09741
Allergan Welcomes Inamed’s Recommendation of Its Offer to Stockholders; Parties Look
to Execute Merger Agreement and Close Transaction
     IRVINE, Calif., Dec 13, 2005 (BUSINESS WIRE) — Allergan, Inc. (NYSE:AGN) today welcomed the announcement made by the Board of Directors of Inamed Corporation (NASDAQ:IMDC) that the Inamed Board recommends Allergan’s offer to acquire Inamed. Earlier in the day, Inamed announced that Inamed and Medicis (NYSE:MRX) had terminated their previously executed merger agreement.
     Pursuant to Allergan’s proposed agreement and plan of merger with Inamed (the “Merger Agreement”), and consistent with the exchange offer previously commenced by Allergan, Allergan would exchange for each outstanding common share of Inamed, either $84 in cash or 0.8498 of a share of Allergan common stock, at the election of the holder. Elections of Inamed stockholders are subject to proration as described in Allergan’s Form S-4 initially filed with the Securities and Exchange Commission on November 21, 2005 and subsequently amended, so that 45% of the aggregate Inamed shares tendered will be exchanged for cash and 55% of the aggregate Inamed shares tendered will be exchanged for shares of Allergan common stock.
     On December 6, 2005 Allergan delivered to Inamed an executed copy of the Merger Agreement accompanied by a written irrevocable offer regarding the execution of the Merger Agreement and the completion of the exchange offer and subsequent merger contemplated by the Merger Agreement. In accordance with the conditions in the irrevocable offer letter, Inamed (1) has advised Allergan that it will promptly provide Allergan with information relating to its dermal filler product, Juvederm(R), currently in development, and (2) today provided Inamed’s definitive disclosure schedules required by the Merger Agreement. Allergan’s irrevocable offer is subject to the further condition that the Merger Agreement be executed by Inamed within 24 hours after Allergan notifies Inamed that Allergan is satisfied with the Juvederm(R) information and disclosure schedules provided by Inamed. Upon receipt of the Juvederm(R) information and Inamed’s disclosure schedules to the Merger Agreement, Allergan expects that it will be in a position to complete its review within a matter of days.
     “Allergan is delighted that Inamed’s Board supports our offer and recommends that Inamed stockholders tender their Inamed shares pursuant to Allergan’s exchange offer upon execution of the Merger Agreement. Our companies are making good progress towards completing this transaction,” said David E. I. Pyott, Allergan’s Chairman of the Board, President and Chief Executive Officer. “We expect to complete our remaining due diligence regarding

Juvederm(R) shortly after Inamed delivers the Juvederm(R) information and look forward to a fully executed Merger Agreement shortly thereafter.”
     Allergan’s exchange offer for outstanding Inamed shares began on November 21, 2005 and will continue until 12:00 midnight EST, on December 20, 2005, subject to extension or early termination. The exchange offer is conditioned, among other things, upon the expiration of the waiting period under the Hart-Scott-Rodino antitrust law. Allergan intends to extend the offer from time to time until the waiting period has expired. Allergan will provide further guidance on the anticipated closing date of the exchange offer as it continues to work with the FTC on the divestiture of Reloxin(R).
     To learn more about Allergan’s proposed offer for Inamed and the details of the transaction, please go to the Allergan website www.Allergan.com.
     About Allergan, Inc.
     Allergan, Inc., with headquarters in Irvine, California, is a technology-driven, global health care company providing specialty pharmaceutical products worldwide. Allergan develops and commercializes products in the ophthalmology, neurosciences, medical dermatology, medical aesthetics and other specialty markets that deliver value to its customers, satisfy unmet medical needs, and improve patients’ lives.
     Forward-Looking Statements
     This press release contains “forward-looking statements”, including, among other statements, statements regarding the proposed business combination between Allergan and Inamed. Statements made in the future tense, and words such as “expect”, “believe”, “will”, “may”, “anticipate” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Allergan. Relevant risks and uncertainties include those referenced in Allergan’s filings with the SEC (which can be obtained as described in “Additional Information” below), and include: general industry and pharmaceutical market conditions; general domestic and international economic conditions; technological advances and patents obtained by competitors; challenges inherent in product marketing such as the unpredictability of market acceptance for new pharmaceutical and biologic products and/or the acceptance of new indications for such products; uncertainties regarding analysts’ and other’s projections and estimates for revenues and earnings of Inamed and market growth rates; domestic and foreign health care reforms; the timing and uncertainty of research and development and regulatory processes; trends toward managed care and health care cost containment; and governmental laws and regulations affecting domestic and foreign operations. Risks and uncertainties relating to the proposed business combination transaction include: that required regulatory approvals will not be obtained in a timely manner, if at all; that the anticipated benefits and synergies of the transaction will not be realized; that the integration of Inamed’s operations with Allergan will be materially delayed or will be more costly or difficult than expected; and that the proposed transaction will not be consummated. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.

     Additional Information
     Allergan has filed a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO in connection with the exchange offer. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the proposed acquisition, as they contain important information. These SEC filings, as well as Allergan’s other public SEC filings, can be obtained without charge at the SEC’s website at www.sec.gov, and at Allergan’s website at www.Allergan.com.
SOURCE: Allergan, Inc.
MacKenzie Partners
Amy Bilbija or Dan Burch, 212-929-5500 or 800-322-2885
or
Allergan, Inc.
Allergan Investor Relations, 714-246-4636
Allergan Media Relations, 714-246-5134

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